CREATD, INC.

419 Lafayette Street, 6th Floor

New York, NY 10003

July 13, 2022

Ryan Lichtenfels

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Creatd, Inc. Registration Statement on Form S-1
Filed May 27, 2022
File No. 333-265251

Dear Mr Lichtenfels:

By letter dated July 5, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Creatd, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on June 21, 2022 (the “S-1”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-1 General

1.	We note your revised exhibit in response to comment 2. Please also amend the filing to indicate that the offering is for 60 million shares of common stock, consisting of 20 million shares underlying the rights and 20 million shares underlying each set of warrants. The filing currently only appears to reference the 20 million shares underlying the rights.

Response: Concurrent with this response the Company is filing Amendment No. 2 to the S-1 (the “S-1/A”) with the Commission. The S-1/A reflects inclusion of reference to up to 20 million shares underlying each of the Series A Warrants and the Series B Warrants to further clarify that the Company is registering up to 60 million shares of common stock in the aggregate underlying the rights.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Laurie Weisberg

Chief Executive Officer

Creatd, Inc.

419 Lafayette Street, 6th Floor

New York, NY 10003